Exhibit 99.1

Hydro One Releases 2014 Third Quarter Financial Results

For Immediate Release – November 13, 2014

Toronto – Hydro One Inc. today released its 2014 third quarter results with net income for the quarter of $173 million and revenues of $1,556 million.

Year-to-date, the company has reported revenues of $4,886 million for an 8% increase and net income of $528 million for an 18% decrease from 2013 levels. We also paid $258 million of dividends to our shareholder, the Province of Ontario, and made $65 million of payments in lieu of corporate income taxes to the Ontario Electricity Financial Corporation.

Revenues have increased by $369 million or 8% on a year-over-year basis due to the recovery of higher purchased power costs, higher energy consumption and higher OEB-approved transmission rates. Net income has decreased by $115 million or 18% primarily due to higher distribution operation, maintenance and administration costs mainly attributable to increased bad debt expense resulting from a combination of the company’s suspended usage of certain collection tools, increased electricity consumption and prices; as well as our customer service recovery initiatives in 2014; and a one-time property tax provision reduction in 2013.

“We continue to focus on making important investments in our transmission and distribution systems to address our aging power system infrastructure, improve our systems’ reliability and performance, and improve service to our customers,” said Carmine Marcello, President and CEO, Hydro One Inc. “We have demonstrated this by making capital investments of over $1 billion and placing $873 million of new assets in-service during the first nine months of 2014.”

Within our Transmission Business, the Lambton to Longwood Transmission Upgrade Project and the Barwick Transformer Station were placed in-service during the third quarter of 2014. The Lambton to Longwood Transmission Upgrade Project increases our transmission capability between our Lambton and Longwood transformer stations in southwestern Ontario. This project involved an innovative new technology that allowed the vast majority of the towers to remain in place, and enabled approximately 500 MW of additional clean energy to be connected to the grid. The Barwick Transformer Station provides more capacity for communities between Rainy River and Fort Frances in northeastern Ontario, thereby strengthening the reliability of the power supply for both residential and commercial customers in the area. This project involved in-house construction crews, local vendors and labour from the Rainy River First Nations community.

Our transmission capital investments also included the replacement of several end-of-life power transformers, and increased work within our station and lines refurbishment projects and programs, including a project to address the condition of the conductors on the circuit from the Chats Falls Switching Station to the Havelock Transmission Station in southeastern Ontario.

Within our Distribution Business, capital investments included work within our station and lines programs, replacements of meters and end-of-life wood poles, new customer connections and upgrades, and system capability reinforcement projects.

In August 2014, we completed the acquisition of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. Hydro One has been a proud electricity distributor in Norfolk County for decades, serving approximately 14,000 Norfolk County customers. The acquisition of Norfolk Power enables our company to extend our service to the entire Norfolk County and a further 18,000 distribution customers. We are committed to delivering great service for Norfolk Power’s customers and we remain focused on prudent management, efficient operations and improving the customer experience for everyone we serve.

Since 2000, Hydro One has contributed net income of $7.6 billion and payments in lieu of corporate income taxes of $2.3 billion, and paid dividends of $3.8 billion to the Province of Ontario. Our net asset value has increased from $4.0 billion in 2000 to $7.7 billion in 2014. This increase includes efforts to support the Green Energy Act including the phase-out of coal-fired generation and building of a new double-circuit transmission line from the Bruce Power facility to our Milton Switching Station to provide transmission capability to reliably and safely deliver an additional 3,000 MW of new clean energy. In addition, we have completed a significant number of distributed generation connections which enable the procurement of energy from a wide range of renewable energy sources, including wind, solar, bio-energy, among others, across the province.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30				Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Revenues	1,556	1,542	14	1	4,886	4,517	369	8
Purchased power	780	744	36	5	2,526	2,226	300	13
Operating costs	484	467	17	4	1,477	1,312	165	13
Net income	173	218	(45)	(21)	528	643	(115)	(18)
Net cash from operating activities	443	490	(47)	(10)	777	976	(199)	(20)

Average annual Ontario 60-minute peak demand (MW)[1]	21,262	23,481	(2,219)	(9)	20,925	21,812	(887)	(4)

Distribution – units distributed to customers (TWh)[1]	6.9	7.2	(0.3)	(4)	22.4	22.0	0.4	2

[1]	System-related statistics are preliminary.

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly owned by the Province of Ontario.

Hydro One Inc.’s 2014 Third Quarter Consolidated Financial Statements and Management’s Discussion and Analysis can be accessed through the following link:

www.hydroone.com/financials

For further information, please contact:

Daffyd Roderick	Ali R. Suleman
Director, Corporate Communications	Vice President and Treasurer
416-345-5828	416-345-6126

Hydro One Investor Relations

416-345-6867

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